Exhibit 3.4

AVG TECHNOLOGIES N.V.

MANAGEMENT BOARD

By-Laws

CONTENTS

INTRODUCTION		3

CHAPTER I - COMPOSITION OF THE MANAGEMENT BOARD; POSITIONS		3
1.	Composition; Division of Tasks	3
2.	Chief Executive Officer	4
3.	Chief Financial Officer	5
4.	Company Secretary	6

CHAPTER II - DUTIES AND POWERS		6
5.	General Duties and Powers	6
6.	Strategy and Risks	8
7.	Financial Reporting; Annual Accounts and Annual Report	8
8.	Relation with the External Auditor	9
9.	Relation with the Supervisory Board	9
10.	Relation with the Shareholders	9
11.	Relation with Analysts, the Financial Press and Institutional and Other Investors	11
12.	Website of the Company	12

CHAPTER III - MEETINGS OF THE MANAGEMENT BOARD; DECISION-MAKING		12
13.	Meetings of the Management Board	12
14.	Decision-making within the Management Board	12

CHAPTER IV - OTHER PROVISIONS		13
15.	Conflicts of Interests of Management Board Members	13
16.	Remuneration of Management Board Members	14
17.	Outside Positions	14
18.	Holding and Trading Securities	15
19.	Confidentiality	15
20.	Miscellaneous	16

Annex 1	List of definitions	17
Annex 2	List of Information to be included in the Annual Report	19
Annex 3	List of Items to be placed on the Company’s Website	21

INTRODUCTION

0.1	These By-Laws are established pursuant to article 15.2 of the Articles of Association.

0.2	These By-Laws are complementary to the provisions regarding the Management Board and its members contained in applicable law and regulation, the Articles of Association and the rules pertaining to the relationship between the Supervisory Board and the Management Board contained in the By-Laws of the Supervisory Board.

0.3	These By-Laws are posted on the Company’s website.

0.4	The meanings of certain capitalised or uncapitalised terms used in these By-Laws are set forth in the List of Definitions attached as Annex 1.

CHAPTER 1

COMPOSITION OF THE MANAGEMENT BOARD; POSITIONS

1.	Composition; Division of Tasks

1.1	The members of the Management Board are appointed by the General Meeting of Shareholders. The Supervisory Board nominates one or more candidates for appointment.

1.2	Management Board members are appointed for a maximum of four years per term.[1]

1.3	Management Board members shall retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board in order to avoid as much as possible the situation in which too many Management Board members retire at the same time. The Supervisory Board may at any time amend the rotation plan. Amendments to the rotation plan, however, do not entail that a sitting member of the Management Board remains in office for a longer period than he was appointed for, or that he retires against his will before his term has expired. The rotation plan is made available on written demand to the Company (for the attention of the Company Secretary) and is posted on the Company’s website.

1.4	The number of Management Board members is determined by the Supervisory Board after consultation with the Management Board. In the event of one or more vacancies on the Management Board, the Management Board retains its authority, even if consisting of one member.

1.5	Individual members of the Management Board may be charged with specific parts of the managerial tasks, without prejudice to the collective responsibility of the Management Board as a whole. The Management Board remains collectively responsible for decisions, even if they are prepared by individual members of the Management Board. An individual member of the Management Board may only exercise such powers as are explicitly attributed or delegated to him and he may never exercise powers beyond those exercisable by the Management Board as a whole.

[1]	Dutch Corporate Governance Code, best practice provision II.1.1.

1.6	The division of tasks within the Management Board is determined (and amended, if necessary) by the Management Board, subject to the approval of the Supervisory Board. Management Board members especially charged with particular managerial tasks are primarily responsible for the risk control and monitoring of the managerial tasks concerned.

1.7	Each member of the Management Board must inform the other members of the Management Board in a clear and timely manner about the way in which he has used delegated powers and about major developments in the area of his responsibilities.

2.	Chief Executive Officer

2.1	The Supervisory Board appoints one of the members of the Management Board as CEO, in consultation with the Management Board.

2.2	Within the Management Board, the CEO is primarily responsible for formulating and communicating the strategy and the (overall) policy of the Company. Furthermore, his responsibilities include:

(a)	preparing an agenda and chairing meetings of the Management Board;

(b)	ensuring that the Management Board functions and makes decisions in a collective manner;

(c)	determining whether a proposed resolution should be brought to the Management Board for a vote;

(d)	ensuring that passed resolutions are in accordance with the strategy that should lead to the realisation of the objectives of the Company as referred to in section 6.1 of these By-Laws;

(e)	supervising the implementation of passed resolutions and determining if further consultation with the Management Board on their implementation is required;

(f)	consulting on an ad hoc basis with members of the Management Board regarding their respective tasks; and

(g)	taking receipt of and processing reports concerning alleged iregularities within the Company of a general operational or financial nature.

2.3	Within the Management Board, the CEO is also responsible for the following matters regarding the relationship between the Management Board and the Supervisory Board:

(a)	designating Management Board members who consult on behalf of the Management Board with Committees of the Supervisory Board;

(b)	submitting a proposed agenda and preparing meetings of the Supervisory Board in consultation with the chairman of the Supervisory Board and supported by the Company Secretary;

(c)	ensuring that the Supervisory Board is provided with all information necessary for the proper performance of its duties;

(d)	overseeing and ensuring communications of the Management Board with the Supervisory Board;

(e)	consulting regularly with the chairman of the Supervisory Board and consulting other members of the Supervisory Board if deemed necessary or advisable;

(f)	considering requests of Management Board members to consult with particular members of the Supervisory Board regarding an area of expertise; and

(g)	if requested, participating in meetings with the Audit Committee and the CFO as described in section 3.3 of these By-Laws.

2.4	When organising the matters set out in sections 2.2 and 2.3 above, the CEO is assisted by the Company Secretary.

3.	Chief Financial Officer

3.1	The Supervisory Board appoints one of the members of the Management Board as CFO, in consultation with the Management Board.

3.2	Within the Management Board, the CFO is primarily responsible for:

(a)	formulating and communicating the Company’s financial strategy;

(b)	overseeing and ensuring the integrity of the Company’s accounts;

(c)	the financial reporting of the Company; and

(d)	performing any other related duties as may be prescribed from time to time by the Management Board.

3.3	Within the Management Board, the CFO is also primarily responsible for taking part in meetings, when requested, of the Audit Committee and the CEO to discuss:

(a)	the integrity of the financial statements of the Company (including but not limited to the choice of accounting policies, application and assessments of the effects of new rules, information about the handling of estimated items in the annual accounts and forecasts);

(b)	the qualifications, independence, remuneration and non-auditing work of the external auditor for the Company (without prejudice to the responsibilities of the Audit Committee in the area of finance, accounting and tax);

(c)	the performance of tasks by the External Auditor;

(d)	the financial reporting process;

(e)	the system of internal business controls (including but not limited to the effect of internal risk management and control systems);

(f)	compliance by the Company with laws and regulations and applicable codes of conduct in the area of finance, accounting and tax;

(g)	compliance by the Company with recommendations of the External Auditor and the Company’s internal audit department (if any);

(h)	the financing of the Company and finance-related strategies; and

(i)	the Company’s tax planning.

4.	Company Secretary[2]

4.1	The Management Board is assisted by the Company Secretary, who is appointed by the Management Board, subject to the approval of the Supervisory Board. The Company Secretary may be removed by the Management Board subject to the approval of the Supervisory Board.

4.2	All Management Board members have access to the advice and services of the Company Secretary.

4.3	The Company Secretary sees to it that correct Management Board procedures are followed and that the obligations of the Management Board under the law, as well as the Articles of Association are complied with. The Company Secretary shall assist the CEO in the organisation of the affairs of the Management Board (the preparing and reporting of meetings, information, etc.). The Company Secretary is as such also the secretary of the Management Board.

4.4	The Company Secretary may delegate his duties under these By-Laws, or parts thereof, to a deputy appointed by him in consultation with the CEO.

4.5	The Company Secretary also performs tasks for the Supervisory Board, as provided for in the By-Laws of the Supervisory Board.

CHAPTER II

DUTIES AND POWERS

5.	General Duties and Powers

5.1

The Management Board is charged with the management of the Company, which means, among other things, that it is responsible for the setting and achieving of the Company’s objectives, strategy and the associated risk profile, the ensuing delivery of results and corporate social responsibility issues that are relevant to the Company. The Management Board is accountable for these matters to the Supervisory Board and the General Meeting of Shareholders.[3] The responsibility for the management of the Company is vested collectively in the Management Board.

5.2	Annually, for the next financial year, the Management Board will prepare the consolidated and operating expense budgets of the Company and its subsidiaries, including the profit and loss statements, balance sheets and cash flow statements and will submit the same for approval to the Supervisory Board.

5.3

The Management Board is responsible for compliance with all relevant laws and regulations, for managing the risks attached to the Company’s activities and for financing the Company. The Management Board reports on these issues and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee.[4]

5.4	The Management Board must ensure that any document binding the Company (except if containing no or immaterial obligations for the Company) is either signed by at least two persons with signing

[2]	Compare section 4 of the By-Laws of the Supervisory Board and Dutch Corporate Governance Code, best practice provision III.4.3.
[3]	Dutch Corporate Governance Code, best practice provision II.1.
[4]	Dutch Corporate Governance Code, best practice provision II.1.

authority for such document, or by one person who is authorised to do so in writing by at least two persons with signing authority for such document, which may include the person signing.

5.5	The Management Board shall provide the Supervisory Board in good time with all information required for the exercise of the duties of the Supervisory Board and, to facilitate the discussions to be held pursuant to section 7.2 of the By-Laws of the Supervisory Board, inform the Supervisory Board at least once yearly in writing of the strategic policy, the general and financial risks and the management and control system of the Company. Every month, as well as whenever matters relevant to the fulfilment of the Supervisory Board’s duties arise, the Management Board shall provide the Supervisory Board in good time with reports on the financial situation of the Company and its subsidiaries. Every quarter, as well as whenever matters relevant to the fulfilment of the Supervisory Board’s duties arise, the Management Board shall provide the Supervisory Board in good time with reports containing detailed information on the financial situation of and developments at the Company and its subsidiaries, mergers and takeovers, substantial investments, important organisational affairs, relevant regulatory developments and any other matters of importance insofar as said subjects are relevant to the proper fulfilment of the Supervisory Board’s duties. The Management Board and the Supervisory Board can make further arrangements from time to time about the form and manner in which the Management Board shall report on these issues.

5.6

When discharging its duties the Management Board shall act in accordance with the interests of the Company and the business connected with it, taking into consideration the interests of the Company’s stakeholders.[5]

5.7	The Management Board is responsible for the quality of its own performance.

5.8	The members of the Management Board shall externally express concurring views with respect to important affairs, matters of principle and matters of general interest, with due observance of the responsibilities of its individual members.

5.9

The Management Board is, together with the Supervisory Board, responsible for the corporate governance structure of the Company and compliance with the Dutch Corporate Governance Code.[6] They account for this to the General Meeting of Shareholders by explaining each year the outlines of the corporate governance structure of the Company in a separate chapter in the Annual Report and shall explain possible non-applications of the Dutch Corporate Governance Code with sound reasoning. Each substantial change in the corporate governance structure of the Company and in the compliance of the Company with the Dutch Corporate Governance Code shall be submitted to the General Meeting of Shareholders for discussion under a separate agenda item. The Annual Report shall expressly indicate the extent to which the Company has applied the best practice provisions contained in the Dutch Corporate Governance Code and, insofar as this is not the case, the reasons for and extent of the non-application.

5.10

The Management Board must ensure that employees have the opportunity of reporting alleged irregularities in the Company of a general, operational and financial nature to the CEO or an official designated by him, without jeopardising their legal position. Alleged irregularities concerning the functioning of Management Board members are reported to the chairman of the Supervisory Board. The whistleblowers’ policy is posted on the Company’s website.[7]

[5]	Dutch Corporate Governance Code, best practice provision II.1
[6]	Dutch Corporate Governance Code, Principle I.
[7]	Dutch Corporate Governance Code, best practice provision II.1.7.

5.11

All transactions between the Company and individuals or legal entities who hold at least 10% of the shares in the Company must be agreed on terms that are customary for arm’s-length transactions in the branch of business in which the Company and its subsidiaries operate. Decisions to enter into transactions in which there are conflicts of interest with such persons that are of material significance to the Company and/or to such persons require the approval of the Supervisory Board.[8]

5.12	The Management Board will perform its activities under the supervision of the Supervisory Board.

6.	Strategy and Risks

6.1

The Management Board will formulate, record and submit to the Supervisory Board for approval: (i) the operational and financial objectives of the Company; (ii) the strategy designed to achieve the objectives; (iii) the parameters to be applied in relation to the strategy, for example in respect of the financial ratios; and (iv) the corporate social responsibility issues that are relevant to the company.[9]

6.2	The Management Board is responsible for ensuring that the Company has internal risk management and control systems that are suitable for the Company. The Management Board must in any event employ as instruments of the internal risk management and control systems:

(a)	risk analyses of the operational and financial objectives of the Company;

(b)	a code of conduct, which is posted on the Company’s website;

(c)	guides for the layout of financial reports and the procedures to be followed in drawing up the reports; and

(d)	a system of monitoring and reporting.[10]

7.	Financial Reporting; Annual Accounts and Annual Report

7.1

The Management Board is responsible for the quality and completeness of publicly disclosed financial reports.[11] The preparation and publication of the Annual Report, the Annual Accounts, the quarterly and half-yearly figures and ad hoc financial information require careful internal procedures.[12] The Management Board is responsible for establishing and maintaining internal procedures that ensure that all major financial information is known to the Management Board, so that the timeliness, completeness and accuracy of external financial reporting are assured. For this purpose the Management Board must ensure that financial information from business divisions and/or subsidiaries is reported directly to itself and that the integrity of that information is not compromised.[13]

7.2	The Management Board shall appoint the Disclosure Committee, which shall assist the Management Board with certain tasks as further described in the Disclosure Committee charter.

7.3	The Management Board will release the Annual Report and the Annual Accounts within four months of the end of the financial year.

[8]	Dutch Corporate Governance Code, best practice provision III.6.4.
[9]	Dutch Corporate Governance Code, best practice provision II.1.2
[10]	Dutch Corporate Governance Code, best practice provision II.1.3.
[11]	Dutch Corporate Governance Code, best practice provision V.1.
[12]	Dutch Corporate Governance Code, best practice provision V.1.1.
[13]	Dutch Corporate Governance Code, best practice provision V.1.3.

7.4	The Management Board will ensure that the information listed in Annex 2 is included in the Annual Report.

8.	Relation with the External Auditor

8.1	The Management Board must ensure that the External Auditor can properly perform his audit work, and it will encourage both the External Auditor and the Company to properly perform and pursue the role and the policy of the Company regarding the External Auditor, as provided for by agreement with the External Auditor, these By-Laws, the By-Laws of the Supervisory Board and the Terms of Reference of the Audit Committee.

8.2

The Management Board and the Audit Committee will annually, and on an interim basis if necessary, report to the Supervisory Board on its dealings with the External Auditor, particularly on his independence (including the desirability of rotation of the responsible partners of the External Auditor’s firm and the desirability of non-audit work for the Company by the External Auditor who also performs the audit).[14]

8.3

At least once every four years, the Management Board and the Audit Committee will conduct a thorough assessment of the functioning of the External Auditor within the various entities and in the different capacities in which the External Auditor acts. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders for the purposes of assessing the nomination for the appointment of the External Auditor.[15]

9.	Relation with the Supervisory Board

9.1	The CEO will be the first contact for the chairman of the Supervisory Board.

9.2	In relation to the provision of information and the exercise of duties and powers by the Supervisory Board and its members and Committees, the Management Board and its members shall act in accordance with the provisions applying to the Management Board and its members under or pursuant to these By-Laws, the By-Laws of the Supervisory Board, the Terms of Reference of the Committees, the Articles of Association and the applicable laws and regulations.

10.	Relation with the Shareholders

10.1	The Management Board and the Supervisory Board will timely provide the General Meeting of Shareholders with all information required to exercise its powers.[16]

10.2

The Management Board and the Supervisory Board shall endeavour to procure that the General Meeting of Shareholders is provided with all requested information in time, unless this would be contrary to an overriding interest of the Company. If the Management Board or the Supervisory Board invoke an overriding interest, they must give the reasons.[17]

10.3	The agenda of the General Meeting of Shareholders will state the issues that shall be discussed and the issues that shall be put to the vote.[18]

[14]	Dutch Corporate Governance Code, best practice provision V.2.2.
[15]	Dutch Corporate Governance Code, best practice provision V.2.3
[16]	Dutch Corporate Governance Code, best practice provision IV.3.
[17]	Dutch Corporate Governance Code, best practice provision IV.3.5.
[18]	Dutch Corporate Governance Code, best practice provision IV.3.7.

10.4

A proposal for approval or authorisation by the General Meeting of Shareholders shall be explained in writing. The Management Board shall in this explanation state all the facts and circumstances that are relevant for the approval or authorisation to be granted. The explanation of the agenda shall be posted on the Company’s website.[19]

10.5	The members of the Management Board will be present at the General Meeting of Shareholders, unless they are unable to attend for important reasons.

10.6

The Management Board and the Supervisory Board will procure that each substantial change in the corporate governance structure of the Company or in the Company’s compliance with the Dutch Corporate Governance Code is submitted to the General Meeting of Shareholders for discussion under a separate agenda item.[20]

10.7

The policy of the Company on reserves and on dividends (the level and purpose of the reserves, the amount of the dividend and the type of dividend) and any changes to this policy shall be dealt with and explained as a separate agenda item at the General Meeting of Shareholders.[21]

10.8	A proposal to distribute a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.[22]

10.9	The Management Board and the Supervisory Board shall ensure compliance with all applicable laws and regulations related to the rights of the General Meeting of Shareholders and the rights of individual shareholders with respect thereto.

10.10

If a serious private bid is made for a business unit or a participating interest and the value of the bid exceeds the threshold referred to in Section 2:107a paragraph 1(c) of the Dutch Civil Code, and the bid is made public, the Management Board shall, at its earliest convenience, make public its position on the bid and the reasons for this position.[23]

10.11

Material amendments to the Articles of Association as well as proposals for the appointment of members of the Management Board or the Supervisory Board shall be presented separately to the General Meeting of Shareholders.[24]

10.12	The Company shall provide shareholders and others who have the right to vote the possibility to issue, prior to the General Meeting of Shareholders, voting proxies or voting instructions.

10.13	The Company shall formulate an outline policy on bilateral contacts with shareholders and it shall place this policy on its website.[25]

10.14	If one or more shareholders intend to request that an item be put on the agenda which may lead to a change of strategy of the Company, such as the removal of one or more members of the Management Board or the Supervisory Board, the Management Board shall respond to such request within a reasonable period of time (the response time). The response time shall not exceed 180 days, calculated from the date on which the Management Board was informed by one or more shareholders of the intention to put the item on the agenda until the date of the General Meeting of Shareholders at

[19]	Dutch Corporate Governance Code, best practice provision IV 3.8.
[20]	Dutch Corporate Governance Code, best practice provision I.2.
[21]	Dutch Corporate Governance Code, best practice provision IV.1.4.
[22]	Dutch Corporate Governance Code, best practice provision IV.1.5.
[23]	Dutch Corporate Governance Code, best practice provision IV.1.3.
[24]	Dutch Corporate Governance Code, best practice provision IV.3.9.
[25]	Dutch Corporate Governance Code, best practice provision IV.3.13.

which the item is to be discussed. The Management Board shall use this response time for consultations and constructive negotiations and to explore alternatives, in any case with the shareholders concerned. The Supervisory Board shall supervise this.[26]

10.15	If price-sensitive information is provided during a General Meeting of Shareholders, or the answering of shareholders’ questions has resulted in the disclosure of price-sensitive information, this information shall be made public without delay, consistent with the requirements of the Company’s Disclosure Policy.

10.16	If a takeover bid for shares in the Company is being prepared, the Management Board shall ensure that the Supervisory Board is involved timely and closely in the acquisition process.[27]

10.17

If a takeover bid has been announced or made and the Management Board receives a request from a third competing bidder for information regarding the Company, the Management Board shall discuss such request without delay with the Supervisory Board.[28]

11.	Relation with Analysts, the Financial Press and Institutional and Other Investors

11.1

The Management Board or, where appropriate, the Supervisory Board shall inform all shareholders and other parties in the financial markets equally and simultaneously about matters that may affect the share price. The contacts between the Management Board on the one hand and press and financial analysts on the other shall be carefully handled and structured and the Company shall not engage in any acts that compromise the independence of analysts in relation to the Company and vice versa.[29]

11.2

Meetings with and presentations to analysts, presentations to (institutional) investors and press conferences shall be announced in advance on the Company’s website and by means of press releases. Provisions shall be made for all shareholders to follow these meetings and presentations in real time, by means of webcasting, telephone or by other means.[30]

11.3	The Company shall not in advance assess, comment on or correct (other than factually), analysts’ reports and valuations.[31]

11.4

The Company shall not pay any fee to any party for the carrying out of research for analysts’ reports or for the production or publication of analysts’ reports on the Company, with the exception of credit rating agencies.[32]

11.5

Analysts’ meetings, presentations to institutional or other investors and direct discussions with those investors shall not take place shortly before the publication of the regular financial information (quarterly, half-yearly or annual reports).[33]

[26]	Dutch Corporate Governance Code, best practice provisions II.1.9 and IV.4.4.
[27]	Dutch Corporate Governance Code, best practice provision II.1.10.
[28]	Dutch Corporate Governance Code, best practice provisions II.1.11.
[29]	Dutch Corporate Governance Code, best practice provision IV.3.
[30]	Dutch Corporate Governance Code, best practice provision IV 3.1.
[31]	Dutch Corporate Governance Code, best practice provision IV.3.2.
[32]	Dutch Corporate Governance Code, best practice provision IV.3.3.
[33]	Dutch Corporate Governance Code, best practice provision IV.3.4.

12.	Website of the Company

The Management Board shall post and update all information relevant to the shareholders that the Company is required to publish or deposit pursuant to the applicable provisions of company law or securities law and regulation on a separate part of the Company’s website. A list of items that must be placed on the website is attached as Annex 3.34

CHAPTER III

MEETINGS OF THE MANAGEMENT BOARD; DECISION-MAKING

13.	Meetings of the Management Board

13.1	The Management Board shall meet regularly, as often as deemed desirable or required for a proper functioning of the Management Board by any one or more Management Board members. Meetings of the Management Board shall in principle be held at the office of the Company, but may also be held elsewhere. Members of the Management Board may take part in the meetings of the Management Board by telephone or video.

13.2	Meetings of the Management Board shall be called by the CEO. Save in urgent cases, to be determined by the CEO, the agenda for the meeting shall be sent at least two days before the meeting to all Management Board members. Whenever possible, an explanation in writing and/or other related documentation should be attached for each item on the agenda.

13.3	Management Board meetings are chaired by the CEO. If the CEO is absent, one of the other Management Board members, designated by a majority of votes cast by the Management Board members present and represented at the meeting, shall preside over the meeting.

13.4	A Management Board member may be represented at meetings by another Management Board member holding a proxy in writing. The existence of such proxy must be proved satisfactorily to the CEO or, in his absence, Management Board members present at the meeting.

13.5	The admittance to the meeting of persons other than the Management Board members and the Company Secretary or his deputy shall be decided by majority vote of the Management Board members present and represented at the meeting.

13.6	The Company Secretary or any other person designated for such purpose by the chairman of the meeting shall draw up minutes of the meeting. The minutes shall be adopted by the Management Board at the same meeting or the next meeting.

14.	Decision-making within the Management Board

14.1	The Management Board members shall endeavour to achieve that resolutions are as much as possible adopted unanimously.

14.2	Each Management Board member has the right to cast one vote.

14.3	Where unanimity cannot be reached and the law, the Articles of Association or these By-Laws do not prescribe a larger majority, all resolutions of the Management Board are adopted by an absolute majority of the votes cast. At a meeting, the Management Board may only pass resolutions if the majority of the Management Board members then in office are present or represented.

[34]	Dutch Corporate Governance Code, best practice provision IV.3.6.

14.4	In general, resolutions of the Management Board shall be adopted at a Management Board meeting.

14.5	The Management Board shall not pass resolutions relating to the area of expertise of a particular Management Board member in the absence of that Management Board member.

14.6	Management Board resolutions may also be adopted in writing, provided the proposal concerned is submitted to all Management Board members then in office and none of them objects to this form of adoption. Adoption of resolutions in writing shall be effected by statements in writing from all the Management Board members. A statement from a Management Board member who wishes to abstain from voting on a particular resolution which is adopted in writing must reflect the fact that he does not object to this form of adoption.

14.7	The Management Board may deviate from the provisions of sections 14.3 (last sentence), 14.4, 14.5 and 14.6 if this is deemed necessary by the CEO, considering the urgent nature and other circumstances of the case, provided that all Management Board members are allowed the opportunity to participate in the decision-making process. The CEO and the Company Secretary shall then prepare a report on any resolution so adopted, which shall be added to the documents for the next meeting of the Management Board.

14.8	A resolution adopted by the Management Board may be evidenced outside the Company through a statement from the CEO and/or the Company Secretary.

CHAPTER IV

OTHER PROVISIONS

15.	Conflicts of Interests of Management Board Members

15.1	A Management Board member shall not:

(a)	enter into competition with the Company;

(b)	demand or accept (substantial) gifts from the Company for himself or for his spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree;

(c)	provide unjustified advantages to third parties to the detriment of the Company; or

(d)

take advantage of business opportunities to which the Company is entitled for himself or for his spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree.[35]

15.2

A Management Board member shall immediately report any conflict of interest or potential conflict of interest that is of material significance to the Company and/or to the member concerned, to the chairman of the Supervisory Board and to the other Management Board members and shall provide all relevant information, including information concerning his spouse, registered partner or other life companion, foster child and relatives by blood or marriage upon the second degree. The Supervisory Board shall decide, without the Management Board member concerned being present, whether there is a conflict of interest.[36]

[35]	Dutch Corporate Governance Code, best practice provision II.3.1.
[36]	Dutch Corporate Governance Code, best practice provision II.3.2.

15.3

A conflict of interest exists, in any event, if the Company intends to enter into a transaction with a legal entity: (i) in which a Management Board member personally has a material financial interest; (ii) which has a Management Board member who has a relationship under family law with a Management Board member;[37] or (iii) in which a Management Board member has a management or supervisory position.[38]

15.4	A Management Board member shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he has a conflict of interest with the Company.[39]

15.5

All transactions in which there are conflicts of interest with Management Board members shall be agreed on terms that are customary for arm’s-length transactions in the branch of business in which the Company and its subsidiaries operate. Decisions to enter into transactions in which there are conflicts of interest with Management Board members that are of material significance to the Company and/or the relevant Management Board members require the approval of the Supervisory Board.[40]

16.	Remuneration of Management Board Members

16.1	The remuneration and contractual terms of employment of Management Board members shall be determined by the Supervisory Board in accordance with article 13.3 of the Articles of Association and section 12 of the By-Laws of the Supervisory Board, within the scope of the remuneration policy adopted by the General Meeting of Shareholders.

16.2

Management Board members shall not profit from the activities of the Company other than through remuneration as a Management Board member or through shares in the Company held for the purpose of long-term investment.[41]

16.3	The Company and its subsidiaries shall not grant personal loans, guarantees or the like to Management Board members. Loans are not remitted.[42]

16.4	Apart from their remuneration, Management Board members shall be reimbursed for all reasonable costs incurred with the consent of the CEO, or, with respect to the CEO, incurred with the consent of the chairman of the Supervisory Board.

17.	Outside Positions

17.1

A Management Board member may not be a member of the supervisory board of more than two listed companies. A Management Board member may not concurrently serve as chairman of the supervisory board of a listed company. Membership of the supervisory board of affiliates of the Company does not count for this purpose.[43]

[37]	A relationship under family law exists between a child, its parents and their blood relatives (Section 1:197, Dutch Civil Code).
[38]	Dutch Corporate Governance Code, best practice provision II.3.2 (continued).
[39]	Dutch Corporate Governance Code, best practice provision II.3.3.
[40]	Dutch Corporate Governance Code, best practice provision II.3.4.
[41]	Dutch Corporate Governance Code, best practice provision II.2.
[42]	Dutch Corporate Governance Code, best practice provision II.2.9 and also prohibited by Exchange Act Section 13(k).
[43]	Dutch Corporate Governance Code, best practice provision II.1.8.

17.2

The acceptance by a Management Board member of membership of the supervisory board of a listed company requires the approval of the Supervisory Board. Other important positions held by a Management Board member must be notified to the Supervisory Board.[44]

17.3	Management Board members shall not without prior permission of the CEO (following consultation with the chairman of the Supervisory Board) or, in the case of the CEO, prior permission of the chairman of the Supervisory Board, accept:

(a)	any other remunerated employment position, including in an advisory or supervisory capacity; or

(b)	any non-remunerated employment position.

18.	Holding and Trading Securities

18.1	Any shareholding in the Company by Management Board members shall be for the purpose of long-term investment.[45]

18.2	Management Board members shall be bound to the Regulations on Insider Trading of the Company regarding securities of the Company and other securities referred to in these regulations.

18.3	The ownership of and transactions with securities by Management Board members other than as referred to in the Regulations on Insider Trading of the Company shall be governed by regulations set by the Supervisory Board, as referred to in section 22.3 of the By-Laws of the Supervisory Board.

18.4

Management Board members must ensure at all times that the ownership of and transactions in securities other than those issued by the Company do not jeopardize the best interests of the Company and will not create any (structured) conflict for them with the interests of the Company. Also, they will be obliged to provide full disclosure to the Company of such ownership and transactions if the Supervisory Board so determines.[46]

19.	Confidentiality

No Management Board member shall, during his membership of the Management Board or afterwards, disclose in any way whatsoever to anyone whomsoever any information of a confidential nature regarding the business of the Company and/or companies in which it holds a stake, that came to his knowledge in the capacity of his work for the Company and which he knows or should know to be of a confidential nature, unless required by law. A Management Board member is allowed to disclose the above information to Management Board members and Supervisory Board members as well as to staff members of the Company and of companies in which the Company holds a stake and to outside advisors (such as lawyers, bankers, auditors, etc.), provided that they are submitted to the same rules of confidentiality, who, in view of their activities for the Company and/or companies in which the Company holds a stake, should be informed of the information concerned. A Management Board member shall not in any way whatsoever utilise the information referred to above for his personal benefit.

[44]	Dutch Corporate Governance Code, best practice provision II.1.8.
[45]	Dutch Corporate Governance Code, best practice provision II.2.
[46]	Dutch Corporate Governance Code, best practice provision III.6.5.

20.	Miscellaneous

20.1	Acceptance by Management Board members. Anyone who is appointed as a Management Board member must, upon assuming office, declare in writing to the Company that he accepts and agrees to the contents of these By-Laws and pledge to the Company that he will comply with the provisions of these By-Laws.

20.2	Occasional non-compliance. The Management Board may occasionally decide not to comply with these By-Laws, with due observance of applicable laws and regulations and with the prior approval of the Supervisory Board.

20.3	Amendment. These By-Laws may be amended by the Management Board at any time and without any notification being made, subject only to prior Supervisory Board approval.

20.4	Interpretation. In the event of lack of clarity or difference of opinion on the interpretation of any provision of these By-Laws, the opinion of the chairman of the Supervisory Board shall be decisive.

20.5	Governing law and jurisdiction. These By-Laws are governed by the laws of the Netherlands. The courts of the Netherlands have exclusive jurisdiction to settle any dispute arising from or in connection with these By-Laws (including any dispute regarding the existence, validity or termination of these By-Laws).

20.6	Complementarity to law, regulations and Articles of Association. These By-Laws are complementary to the provisions governing the Management Board as contained in Dutch law, other applicable Dutch or EU regulations and regulations applicable pursuant to a listing of shares on any stock exchange and the Articles of Association. Where these By-Laws are inconsistent with Dutch law, other applicable regulations or the Articles of Association, the latter shall prevail. Where these By-Laws are consistent with the Articles of Association but inconsistent with Dutch law or other applicable regulations, the latter shall prevail.

20.7	Partial invalidity. If one or more provisions of these By-Laws are or become invalid, this shall not affect the validity of the remaining provisions. The Management Board, subject to prior approval of the Supervisory Board, may replace the invalid provisions by provisions which are valid and the effect of which, given the contents and purpose of these By-Laws is, to the greatest extent possible, similar to that of the invalid provisions.

*        *        *         *        *

ANNEX 1

LIST OF DEFINITIONS

1.	In the By-Laws of the Management Board and the Supervisory Board, the following terms have the following meanings:

affiliated company has the meaning attributed to it in Section 5:48 of the Financial Supervision Act (Wet op het financieel toezicht).

Annual Accounts means the annual accounts of the Company as referred to in Section 2:101 of the Dutch Civil Code.

Annual Report means the annual report of the Company drawn up by the Management Board, as referred to in Section 2:101 of the Dutch Civil Code.

Articles of Association means the articles of association of the Company.

Audit Committee means the Committee designated as such in section 5 of the By-Laws of the Supervisory Board.

By-Laws means the By-Laws of the Management Board or the By-Laws of the Supervisory Board, depending on the context, including the annexes belonging thereto.

CEO means the Chief Executive Officer of the Company.

CFO means the Chief Financial Officer of the Company.

Committee means, as regards the Supervisory Board, each committee of the Supervisory Board as referred to in section 5 of the By-Laws of the Supervisory Board.

Company means AVG Technologies N.V., and, where appropriate, the subsidiaries and possible other group companies of the Company, whose financial information is incorporated in the consolidated annual accounts of the Company.

Company Secretary means the company secretary appointed as such in section 4 of the By-Laws of the Management Board.

External Auditor means the accounting and auditing firm that, in accordance with Section 2:393 of the Dutch Civil Code, is charged with the audit of the annual accounts of the Company.

General Meeting of Shareholders means the general meeting of shareholders of the Company.

group company has the meaning attributed to it in Section 2:24b of the Dutch Civil Code.

Management Board means the management board of the Company.

Remuneration Committee means the Committee designated as such in section 5 of the By-Laws of the Supervisory Board.

Remuneration Report means the remuneration report of the Supervisory Board regarding the remuneration policy of the Company as drawn up by the Remuneration Committee of the Supervisory Board.

subsidiary has the meaning attributed to it in Section 2:24a of the Dutch Civil Code.

Supervisory Board Profile means the profile for the size and composition of the Supervisory Board, as designated in section 1.1 of the By-Laws of the Supervisory Board.

Supervisory Board means the supervisory board of the Company.

2.	A message in writing means a message transmitted by letter, by telecopier, by e-mail or by any other means of electronic communication provided the relevant message or document is legible and reproducible, and the term written is to be construed accordingly.

3.	Save where the context dictates otherwise, in these By-Laws:

(a)	words and expressions expressed in the singular form also include the plural form, and vice versa; and

(b)	words and expressions expressed in the masculine form also include the feminine form; and

(c)	a reference to a statutory provision counts as a reference to this statutory provision including all amendments, additions and replacing legislation that may apply from time to time.

4.	Headings of sections and other headings in these By-Laws are inserted for ease of reference and do not form part of the By-Laws concerned for the purpose of interpretation.

ANNEX 2

LIST OF INFORMATION TO BE INCLUDED IN THE ANNUAL REPORT

In addition to the information which must be included pursuant to the provisions of Book 2 Dutch Civil Code, see also Section 2:391 and 392 DCC, the following information must be included in the annual report:

II.1.2 CG Code	The broad outline of: (i) the operational and financial objectives of the Company; (ii) the strategy designed to achieve the objectives; (iii) the parameters to be applied in relation to the strategy; and (iv) the corporate social responsibility issues that are relevant to the company.[47]

II.1.4 CG Code	(i) a description of the main risks associated with the strategy of the Company; (ii) a description of the design and effectiveness of the internal risk management and control systems in relation to the main risks during the financial year; and (iii) a description of major failings in the internal risk management and control systems which have been discovered in the financial year, any significant changes made to such systems as well as any major improvements planned for such systems, and a confirmation that these matters have been discussed with the Audit Committee and the Supervisory Board.[48]

II.1.5 CG Code	With respect to the financial reporting risks, the Management Board shall state in the annual report that the internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any inaccuracies of material importance and that the internal risk management and control systems functioned properly in the year under review. The Management Board shall provide clear substantiation of this.

II.1.6 CG Code	A report on the sensitivity of the results of the Company to external factors and variables.

II.3.4 CG Code	Publication of all transactions in which there are conflicts of interest with Management Board members that are of material significance to the Company and/or the Management Board members concerned.[49]

III.6.3 CG Code	Publication of all transactions in which there are conflicts of interest with Supervisory Board members that are of material significance to the Company and/or the Supervisory Board members concerned.[50]

III.6.4 CG Code	Publication of all transactions between the Company and legal or natural persons who hold at least ten percent of the shares in the Company.[51]

IV.3.9 CG Code	A survey of all existing or potential anti-takeover measures and also an indication of the circumstances in which it is expected that these measures may be used.

I.1 CG Code	In a separate chapter: the broad outline of the corporate governance structure of the Company, partly by reference to the principles mentioned in the Dutch Corporate Governance Code, indicating expressly to what extent it applies the best practice provisions

[47]	cf. By-Laws MB section 6.1.
[48]	cf. By-Laws MB, section 6.2.
[49]	cf. By-Laws MB section 15.5
[50]	cf. By-Laws SB section 19.4
[51]	cf. By-Laws MB section 5.8

in the Dutch Corporate Governance Code and, in the event of non-appliance, why, and to what extent, it does not apply it.

A reference to the Management Board resolutions pursuant to section 20.2 (occasional non-compliance) and section 20.3 (amendment) of the By-Laws of the Management Board, to the extent of material significance.

ANNEX 3

LIST OF ITEMS TO BE PLACED ON THE COMPANY’S WEBSITE

II.1.3 CG Code	A code of conduct.[52]

II.1.7 CG Code	Whistleblower Policy.[53]

II.2.12 CG Code	The Remuneration Report of the Supervisory Board.[54]

III.1.1. CG Code	By-Laws of the Supervisory Board.[55]

III.3.1 CG Code	Supervisory Board Profile.[56]

III.3.6 CG Code	Rotation Plan of the Supervisory Board.[57]

III.5.1 CG Code	Terms of Reference and composition of the Committees.[58]

IV.3.1 CG Code	Announcement in advance of meetings of analysts, presentations to analysts, presentations to (institutional) investors and press conferences.[59]

IV.3.6 CG Code	The Company will place and update all information relevant to the shareholders which it is required to publish or deposit pursuant to the provisions of company law and securities law and regulation applicable to it, on a separate part of the Company’s website.[60]

IV.3.7 CG Code	Explanatory notes to the agenda of General Meetings of Shareholders.[61]

The By-Laws of the Management Board.[62]

Rotation plan for Management Board members.[63]

Essential elements immediately upon conclusion of contract with Management Board member.[64]

Resolutions of the General Meeting of Shareholders and (draft) reports of General Meetings of Shareholders.[65]

[52]	By-Laws MB, section 6.2(b).
[53]	By-Laws MB, section 5.7.
[54]	By-Laws SB, section 12.1.
[55]	By-Laws MB, section 0.3.
[56]	By-Laws SB, section 1.1.
[57]	By-Laws SB, section 2.5.
[58]	By-Laws SB, section 5.4.
[59]	By-Laws MB, section 11.2.
[60]	By-Laws MB, section 12.
[61]	By-Laws MB, section 10.3; By-Laws SB section 13.4.
[62]	By-Laws MB, section 0.3.
[63]	By-Laws MB, section 1.3.
[64]	By-Laws MB, section 13.4.
[65]	By-Laws SB, section 13.9

The Regulations on Insider Trading of the Company.[66]

IV.3.8 CG Code	Explanation of any proposal for approval or authorisation by the General Meeting of Shareholders.

IV.3.13 CG Code	The Company’s outline policy on bilateral contacts with shareholders

[66]	By-Laws SB, section 22.2